Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

(millions of dollars, except share data) (unaudited)	September 30 2009	December 31 2008
Assets
Current assets
Cash and cash equivalents (note 5)	$1,246	$913
Accounts receivable	786	1,344
Inventories	1,241	1,032
Prepaid expenses	25	11

	3,298	3,300
Property, plant and equipment	35,422	34,264
Less accumulated depletion, depreciation and amortization	14,725	13,425

	20,697	20,839
Goodwill	702	779
Contribution receivable	1,326	1,448
Other assets	130	120

	$26,153	$26,486

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$1,921	$2,896
Long-term debt (note 7)	3,312	1,957
Contribution payable	1,515	1,659
Other long-term liabilities (note 8)	966	898
Future income taxes	4,040	4,713
Commitments and contingencies (note 9)
Shareholders’ equity
Common shares (note 10)	3,585	3,568
Retained earnings	10,767	10,436
Accumulated other comprehensive income	47	359

	14,399	14,363

	$26,153	$26,486

Common shares outstanding (millions) (note 10)	849.9	849.4

The accompanying notes to the consolidated financial statements are an integral part of these statements. 2008 amounts as restated for the adoption of a new accounting policy. Refer to Note 3.

HUSKY ENERGY INC. – 2009 THIRD QUARTER RESULTS	1

Consolidated Statements of Earnings and Comprehensive Income

	Three months ended Sept. 30		Nine months ended Sept. 30
(millions of dollars, except share data) (unaudited)	2009	2008	2009	2008
Sales and operating revenues, net of royalties	$3,903	$7,715	$11,469	$20,000
Costs and expenses
Cost of sales and operating expenses	2,940	5,400	8,252	13,379
Selling and administration expenses	67	92	191	214
Stock-based compensation (note 10)	(2)	(44)	1	27
Depletion, depreciation and amortization	430	457	1,350	1,343
Interest—net (note 7)	53	29	141	116
Foreign exchange (note 7)	—	(76)	1	(60)
Other—net	(27)	18	12	(57)

	3,461	5,876	9,948	14,962

Earnings before income taxes	442	1,839	1,521	5,038

Income taxes (recoveries)
Current	334	266	1,046	725
Future	(230)	299	(621)	793

	104	565	425	1,518

Net earnings	338	1,274	1,096	3,520
Other comprehensive income
Cumulative foreign currency translation adjustment	(238)	122	(403)	187
Hedge of net investment, net of tax (note 13)	52	(26)	89	(66)
Derivatives designated as cash flow hedges, net of tax (note 13)	1	(4)	2	(9)

	(185)	92	(312)	112

Comprehensive income	$153	$1,366	$784	$3,632

Earnings per share
Basic and diluted	$0.40	$1.50	$1.29	$4.15
Weighted average number of common shares outstanding (millions)
Basic and diluted	849.9	849.2	849.6	849.1

The accompanying notes to the consolidated financial statements are an integral part of these statements. 2008 amounts as restated for the adoption of a new accounting policy. Refer to Note 3.

HUSKY ENERGY INC. – 2009 THIRD QUARTER RESULTS	2

Consolidated Statements of Changes in Shareholders’ Equity

	Three months ended Sept. 30		Nine months ended Sept. 30
(millions of dollars) (unaudited)	2009	2008	2009	2008
Common shares
Beginning of period	$3,584	$3,559	$3,568	$3,551
Options exercised	1	8	17	16

End of period	3,585	3,567	3,585	3,567

Retained earnings
Beginning of period	10,684	9,780	10,436	8,176
Net earnings	338	1,274	1,096	3,520
Ordinary dividends on common shares	(255)	(424)	(765)	(1,044)
Intangible assets—retroactive adoption (note 3)	—	—	—	(22)

End of period	10,767	10,630	10,767	10,630

Accumulated other comprehensive income
Beginning of period	232	(57)	359	(77)
Other comprehensive income (note 13)
Cumulative foreign currency translation adjustment	(238)	122	(403)	187
Hedge of net investment, net of tax	52	(26)	89	(66)
Derivatives designated as cash flow hedges, net of tax	1	(4)	2	(9)

	(185)	92	(312)	112

End of period	47	35	47	35

Shareholders’ equity	$14,399	$14,232	$14,399	$14,232

The accompanying notes to the consolidated financial statements are an integral part of these statements. 2008 amounts as restated for the adoption of a new accounting policy. Refer to Note 3.

HUSKY ENERGY INC. – 2009 THIRD QUARTER RESULTS	3

Consolidated Statements of Cash Flows

	Three months ended Sept. 30		Nine months ended Sept. 30
(millions of dollars) (unaudited)	2009	2008	2009	2008
Operating activities
Net earnings	$338	$1,274	$1,096	$3,520
Items not affecting cash
Accretion (note 8)	12	13	37	40
Depletion, depreciation and amortization	430	457	1,350	1,343
Future income taxes (recoveries)	(230)	299	(621)	793
Foreign exchange	(74)	(27)	(28)	7
Other	(24)	(17)	16	(87)
Settlement of asset retirement obligations (note 8)	(9)	(13)	(24)	(37)
Change in non-cash working capital (note 5)	301	104	(284)	(222)

Cash flow—operating activities	744	2,090	1,542	5,357

Financing activities
Long-term debt issue	—	202	3,604	949
Long-term debt repayment	—	(673)	(1,866)	(2,185)
Debt issue costs	(1)	—	(14)	—
Proceeds from exercise of stock options	—	3	6	5
Proceeds from monetization of financial instruments	4	12	41	12
Dividends on common shares	(255)	(424)	(765)	(1,044)
Other	3	5	7	(3)
Change in non-cash working capital (note 5)	29	124	(124)	197

Cash flow—financing activities	(220)	(751)	889	(2,069)

Available for investing	524	1,339	2,431	3,288

Investing activities
Capital expenditures	(510)	(1,094)	(1,728)	(2,672)
Joint venture arrangement	—	—	—	127
Asset sales	—	(1)	26	33
Other	(7)	(4)	(10)	15
Change in non-cash working capital (note 5)	2	190	(386)	(33)

Cash flow—investing activities	(515)	(909)	(2,098)	(2,530)

Increase in cash and cash equivalents	9	430	333	758
Cash and cash equivalents, beginning of period	1,237	536	913	208

Cash and cash equivalents, end of period	$1,246	$966	$1,246	$966

The accompanying notes to the consolidated financial statements are an integral part of these statements. 2008 amounts as restated for the adoption of a new accounting policy. Refer to Note 3.

HUSKY ENERGY INC. – 2009 THIRD QUARTER RESULTS	4

Notes to the Consolidated Financial Statements

Nine months ended September 30, 2009 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Note 1	Segmented Financial Information

	Upstream		Midstream				Downstream				Corporate and Eliminations (2)		Total
			Upgrading		Infrastructure and Marketing		Canadian Refined Products		U.S. Refining and Marketing
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Three months ended September 30 (1)
Sales and operating revenues, net of royalties	$1,040	$2,341	$415	$859	$1,497	$4,077	$786	$1,187	$1,555	$2,446	$(1,390)	$(3,195)	$3,903	$7,715
Costs and expenses
Operating, cost of sales, selling and general	382	431	403	757	1,428	4,014	680	1,131	1,490	2,456	(1,405)	(3,323)	2,978	5,466
Depletion, depreciation and amortization	327	369	9	9	9	8	23	21	48	42	14	8	430	457
Interest—net	—	—	—	—	—	—	—	—	1	1	52	28	53	29
Foreign exchange	—	—	—	—	—	—	—	—	—	—	—	(76)	—	(76)

	709	800	412	766	1,437	4,022	703	1,152	1,539	2,499	(1,339)	(3,363)	3,461	5,876

Earnings (loss) before income taxes	331	1,541	3	93	60	55	83	35	16	(53)	(51)	168	442	1,839
Current income taxes	252	197	18	27	25	31	13	7	—	(28)	26	32	334	266
Future income taxes	(166)	265	(17)	1	(7)	(14)	11	3	6	10	(57)	34	(230)	299

Net earnings (loss)	$245	$1,079	$2	$65	$42	$38	$59	$25	$10	$(35)	$(20)	$102	$338	$1,274

Capital expenditures—Three months ended Sept. 30 (3)	$412	$983	$17	$26	$7	$21	$18	$45	$54	$22	$9	$7	$517	$1,104

Nine months ended September 30 (1)
Sales and operating revenues, net of royalties	$3,252	$6,594	$1,127	$1,990	$5,292	$11,088	$1,861	$2,891	$4,180	$6,328	$(4,243)	$(8,891)	$11,469	$20,000
Costs and expenses
Operating, cost of sales, selling and general	1,123	1,172	1,046	1,684	5,054	10,784	1,608	2,700	3,768	6,015	(4,143)	(8,792)	8,456	13,563
Depletion, depreciation and amortization	1,046	1,111	25	22	27	23	69	61	147	104	36	22	1,350	1,343
Interest—net	—	—	—	—	—	—	—	—	2	2	139	114	141	116
Foreign exchange	—	—	—	—	—	—	—	—	—	—	1	(60)	1	(60)

	2,169	2,283	1,071	1,706	5,081	10,807	1,677	2,761	3,917	6,121	(3,967)	(8,716)	9,948	14,962

Earnings (loss) before income taxes	1,083	4,311	56	284	211	281	184	130	263	207	(276)	(175)	1,521	5,038
Current income taxes	813	462	54	63	75	89	29	20	—	9	75	82	1,046	725
Future income taxes	(509)	814	(38)	22	(15)	(4)	24	19	96	66	(179)	(124)	(621)	793

Net earnings (loss)	$779	$3,035	$40	$199	$151	$196	$131	$91	$167	$132	$(172)	$(133)	$1,096	$3,520

Capital expenditures—Nine months ended Sept. 30 (3)	$1,485	$2,406	$48	$76	$26	$36	$43	$92	$123	$63	$22	$33	$1,747	$2,706
Total assets—As at September 30	$15,853	$14,724	$1,395	$1,450	$1,193	$1,802	$1,587	$1,560	$4,647	$5,506	$1,478	$1,216	$26,153	$26,258

(1)	2008 amounts as restated for the adoption of a new accounting policy. Refer to Note 3.
(2)	Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices, and to unrealized intersegment profits in inventories.
(3)	Excludes capitalized costs related to asset retirement obligations incurred during the period and the BP transaction.

HUSKY ENERGY INC. – 2009 THIRD QUARTER RESULTS	5

Notes to the Consolidated Financial Statements

Nine months ended September 30, 2009 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Geographical Financial Information

	Canada		United States		Other International		Total
	2009	2008	2009	2008	2009	2008	2009	2008
Three months ended September 30

Sales and operating revenues, net of royalties	$2,142	$4,762	$1,697	$2,869	$64	$84	$3,903	$7,715

Capital expenditures (1)	314	979	57	72	146	53	517	1,104

Nine months ended September 30

Sales and operating revenues, net of royalties	$6,660	$12,289	$4,631	$7,444	$178	$267	$11,469	$20,000

Capital expenditures (1)	1,228	2,475	138	113	381	118	1,747	2,706

As at September 30

Property, plant and equipment, net	$16,207	$15,511	$3,573	$3,461	$917	$399	$20,697	$19,371

Goodwill (2)	160	160	542	536	—	—	702	696

(1)	Excludes capitalized costs related to asset retirement obligations incurred during the period and the BP transaction.
(2)	Goodwill relates to Western Canada in the upstream segment and to the Lima Refinery in the downstream segment—U.S. refining and marketing. Changes in goodwill for the U.S. arise from translation of goodwill in the Company’s self-sustaining U.S. operations.

HUSKY ENERGY INC. – 2009 THIRD QUARTER RESULTS	6

Notes to the Consolidated Financial Statements

Nine months ended September 30, 2009 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Note 2	Significant Accounting Policies

The interim consolidated financial statements of Husky Energy Inc. (“Husky” or “the Company”) have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2008, except as noted below. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s annual report for the year ended December 31, 2008. Certain prior years’ amounts have been reclassified to conform with current presentation.

Note 3	Changes in Accounting Policies

Goodwill and Intangible Assets

Effective January 1, 2009, the Company retroactively adopted the Canadian Institute of Chartered Accountants (“CICA”) section 3064, “Goodwill and Intangible Assets,” which replaced CICA section 3062 of the same name. As a result of issuing this guidance, CICA section 3450, “Research and Development Costs,” and Emerging Issues Committee (“EIC”) Abstract No. 27, “Revenues and Expenditures during the Pre-operating Period,” have been withdrawn. This new guidance requires recognizing all goodwill and intangible assets in accordance with CICA section 1000, “Financial Statement Concepts.” Section 3064 has eliminated the practice of recognizing items as assets that do not meet the section 1000 definition and recognition criteria. Under this new guidance, fewer items meet the criteria for capitalization. The impact to the Company was as follows:

Consolidated Balance Sheet—As at December 31, 2008

	As Reported	Change	As Restated
Assets
Prepaid expenses	$33	$(22)	$11
Other assets	134	(14)	120
Liabilities and shareholders’ equity
Future income taxes	4,724	(11)	4,713
Retained earnings	10,461	(25)	10,436

Consolidated Statement of Earnings and Comprehensive Income

	Three months ended Sept. 30, 2008			Nine months ended Sept. 30, 2008
	As Reported	Change	As Restated	As Reported	Change	As Restated
Cost of sales and operating expenses	$5,403	$(3)	$5,400	$13,376	$3	$13,379
Future income taxes	298	1	299	794	(1)	793
Net earnings	1,272	2	1,274	3,522	(2)	3,520
Comprehensive income	1,364	2	1,366	3,634	(2)	3,632
Earnings per share—basic and diluted	1.50	—	1.50	4.15	—	4.15

Financial Instruments

Effective July 1, 2009, the Company prospectively adopted the CICA amendments to section 3855, “Financial Instruments -Recognition and Measurement.” Amendments to this section have prohibited the reclassification of a financial asset out of the held-for-trading category when the fair value of the embedded derivative in a combined contract cannot be reasonably measured. The adoption of the amendments to this standard did not have an impact on the Company’s financial statements.

HUSKY ENERGY INC. – 2009 THIRD QUARTER RESULTS	7

Notes to the Consolidated Financial Statements

Nine months ended September 30, 2009 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Effective September 30, 2009, the Company adopted the CICA amendments to section 3855, “Financial Instruments—Recognition and Measurement,” in relation to the impairment of financial assets. Amendments to this section have revised the definition of “loans and receivables” and provided that certain conditions have been met, permits reclassification of financial assets from the held-for-trading and available-for-sale categories into the loans and receivables category. The amendments also provide one method of assessing impairment for all financial assets regardless of classification. These amendments are effective for the Company’s annual financial statements relating to its fiscal year beginning on January 1, 2009; however, the Company has voluntary elected to apply these amendments to its September 30, 2009 interim financial statements as permitted by the transitional provisions of the amendments. The adoption of the amendments to this standard did not have an impact on the Company’s financial statements.

Note 4	Pending Accounting Pronouncements

a)	Business Combinations

In January 2009, the CICA issued section 1582, “Business Combinations,” which will replace CICA section 1581 of the same name. Under this guidance, the purchase price used in a business combination is based on the fair value of shares exchanged at their market price at the date of the exchange. Currently the purchase price used is based on the market price of the shares for a reasonable period before and after the date the acquisition is agreed upon and announced. This new guidance generally requires all acquisition costs to be expensed, which currently are capitalized as part of the purchase price. Contingent liabilities are to be recognized at fair value at the acquisition date and remeasured at fair value through earnings each period until settled. Currently only contingent liabilities that are resolved and payable are included in the cost to acquire the business. In addition, negative goodwill is required to be recognized immediately in earnings, unlike the current requirement to eliminate it by deducting it from non-current assets in the purchase price allocation. Section 1582 is effective for Husky on January 1, 2011 with prospective application and early adoption permitted.

b)	Consolidated Financial Statements

In January 2009, the CICA issued section 1601, “Consolidated Financial Statements,” which will replace CICA section 1600 of the same name. This guidance requires uniform accounting policies to be consistent throughout all consolidated entities, which is not explicitly required under the current standard. Section 1601 is effective for Husky on January 1, 2011 with early adoption permitted. This standard will have no impact to the Company.

c)	Non-controlling Interests

In January 2009, the CICA issued section 1602, “Non-controlling Interests,” which will replace CICA section 1600, “Consolidated Financial Statements.” Minority interest is now referred to as non-controlling interest, (“NCI”), and is presented within equity. Under this new guidance, when there is a loss or gain of control the Company’s previously held interest is revalued at fair value. Currently an increase in an investment is accounted for using the purchase method and a decrease in an investment is accounted for as a sale resulting in a gain or loss in earnings. In addition, NCI may be reported at fair value or at the proportionate share of the fair value of the acquired net assets and allocation of the net income to the NCI will be on this basis. Currently, NCI is recorded at the carrying amount and can only be in a deficit position if the NCI has an obligation to fund the losses. Section 1602 is effective for Husky on January 1, 2011 with early adoption permitted.

d)	Financial Instruments—Disclosures

In May 2009, the CICA amended Section 3862, “Financial Instruments—Disclosures,” to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement. These amendments are effective for Husky on December 31, 2009.

HUSKY ENERGY INC. – 2009 THIRD QUARTER RESULTS	8

Notes to the Consolidated Financial Statements

Nine months ended September 30, 2009 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

e)	International Financial Reporting Standards

In January 2006, the Canadian Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada. In February 2008, as part of its strategic plan, the AcSB confirmed that Canadian publicly accountable entities will be required to report under International Financial Reporting Standards (“IFRS”), which will replace Canadian generally accepted accounting principles (“GAAP”) for years beginning on or after January 1, 2011. An omnibus exposure draft was issued by the AcSB in the second quarter of 2008, which incorporates IFRS into the CICA Handbook and prescribes the transitional provisions for adopting IFRS. In March 2009, the AcSB issued a second omnibus exposure draft on the adoption of IFRS. This exposure draft confirms the IFRS transition date as January 1, 2011 for all Canadian publicly accountable enterprises, incorporates any changes to IFRS since the previous exposure draft was issued and discusses additional key transitional issues.

The Company has completed the diagnostic assessment phase by performing comparisons of the differences between Canadian GAAP and IFRS and is currently assessing the effects of adoption and finalizing its conversion plan. The Company has determined that accounting for property, plant and equipment will be impacted by the conversion to IFRS. The Company currently follows full cost accounting as prescribed in Accounting Guideline (“AcG”) 16, “Oil and Gas Accounting—Full Cost.” Conversion from Canadian GAAP to IFRS may have an impact on how the Company accounts for costs pertaining to oil and gas activities, in particular those related to the pre-exploration and development phases. The conversion to IFRS will also result in other impacts, some of which may be significant in nature. Initial assessments of other impacts completed to date include foreign exchange, revenue recognition, provisions and asset retirement obligations. During the third quarter of 2009, the Company made progress in the implementation phase of its project. The Company continues to focus on analyzing and developing implementation strategies and processes for the key IFRS transition issues identified. Where applicable, key IFRS transition alternatives are being considered and evaluated. The Company continues to perform preliminary accounting assessments on less critical IFRS transition issues and has commenced analysis of IFRS financial statement presentation and disclosure requirements. These assessments will need to be further analyzed and evaluated throughout the implementation phase of the Company’s project. At this time, the impact on Husky’s financial position and results of operations is not reliably determinable or estimable.

In July 2009, the International Accounting Standards Board (“IASB”) approved additional exemptions that will allow entities to allocate their oil and gas asset balance as determined under full cost accounting to the IFRS categories of exploration and evaluation assets and development and producing properties. Under the exemption, exploration and evaluation assets are measured at the amount determined under an entity’s previous GAAP. For assets in the development or production phases, the amount is also measured at the amount determined under an entity’s previous GAAP; however, such values must be allocated to the underlying IFRS transitional assets on a pro-rata basis using either reserve values or reserve volumes as of the entity’s IFRS transition date. This exemption will relieve entities from significant adjustments resulting from retrospective adoption of IFRS. The Company intends to utilize this exemption. Husky is also evaluating other first-time adoption exemptions and elections available upon initial transition that provide relief from retrospective application of IFRS.

The Company will continue to monitor any changes in the adoption of IFRS and will update its plan as necessary.

HUSKY ENERGY INC. – 2009 THIRD QUARTER RESULTS	9

Notes to the Consolidated Financial Statements

Nine months ended September 30, 2009 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Note 5	Cash Flows—Change in Non-cash Working Capital

	Three months ended Sept 30		Nine months ended Sept. 30
	2009	2008	2009	2008
a) Change in non-cash working capital was as follows:
Decrease (increase) in non-cash working capital
Accounts receivable	$265	$78	$450	$(457)
Inventories	(46)	306	(383)	(180)
Prepaid expenses	5	7	(14)	(29)
Accounts payable and accrued liabilities	108	27	(847)	608

Change in non-cash working capital	$332	$418	$(794)	$(58)

Relating to:
Operating activities	$301	$104	$(284)	$(222)
Financing activities	29	124	(124)	197
Investing activities	2	190	(386)	(33)

b) Other cash flow information:
Cash taxes paid	$188	$209	$1,143	$490
Cash interest paid	32	41	101	122

Cash and cash equivalents at September 30, 2009 included $50 million of cash and $1,196 million of short-term investments with maturities less than three months.

Note 6	Bank Operating Loans

At September 30, 2009, the Company had unsecured short-term borrowing lines of credit with banks totalling $395 million (December 31, 2008—$370 million). As of September 30, 2009, letters of credit under these lines of credit totalled $99 million (December 31, 2008—$166 million). As at September 30, 2009 and December 31, 2008, there were no bank operating loans outstanding.

The Sunrise Oil Sands Partnership has an unsecured demand credit facility of $10 million available for general purposes. The Company’s proportionate share is $5 million. As at September 30, 2009, there was no balance outstanding under this credit facility.

HUSKY ENERGY INC. – 2009 THIRD QUARTER RESULTS	10

Notes to the Consolidated Financial Statements

Nine months ended September 30, 2009 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Note 7	Long-term Debt

	Maturity	Sept. 30 2009	Dec. 31 2008	Sept. 30 2009	Dec. 31 2008
		Cdn $ Amount		U.S. $ Denominated
Long-term debt
6.25% notes	2012	$429	$490	$400	$400
5.90% notes	2014	804	—	750	—
7.55% debentures	2016	216	245	200	200
6.20% notes	2017	322	367	300	300
6.15% notes	2019	322	367	300	300
7.25% notes	2019	804	—	750	—
6.80% notes	2037	414	474	387	387
Debt issue costs (1)		(27)	(18)	—	—
Unwound interest rate swaps		28	32	—	—

		$3,312	$1,957	$3,087	$1,587

(1)	Calculated using the effective interest rate method.

Husky filed a debt shelf prospectus with the Alberta Securities Commission on February 26, 2009 and the U.S. Securities and Exchange Commission on February 27, 2009. The shelf prospectus enables Husky to offer up to U.S. $3 billion of debt securities in the United States until March 26, 2011. During the 25 month period that the shelf prospectus is effective, debt securities may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale.

On May 11, 2009, Husky issued U.S. $750 million of 5.90% notes due June 15, 2014 and U.S. $750 million of 7.25% notes due December 15, 2019. The notes are redeemable at the option of the Company at any time, subject to a make whole provision. Interest is payable semi-annually. The notes are unsecured and unsubordinated and rank equally with all of Husky’s other unsecured and unsubordinated indebtedness.

HUSKY ENERGY INC. – 2009 THIRD QUARTER RESULTS	11

Notes to the Consolidated Financial Statements

Nine months ended September 30, 2009 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Interest—net consisted of:

	Three months ended Sept. 30		Nine months ended Sept. 30
	2009	2008	2009	2008
Interest expense
Long-term debt	$57	$31	$138	$121
Contribution payable	23	22	71	40
Short-term debt	4	2	7	4

	84	55	216	165
Amount capitalized	(11)	—	(11)	—

	73	55	205	165
Interest income
Contribution receivable	(20)	(18)	(62)	(35)
Other	—	(8)	(2)	(14)

	(20)	(26)	(64)	(49)

	$53	$29	$141	$116

Foreign exchange consisted of:

	Three months ended Sept. 30		Nine months ended Sept. 30
	2009	2008	2009	2008
(Gain) loss on translation of U.S. dollar denominated long-term debt	$(215)	$35	$(266)	$69
(Gain) loss on cross currency swaps	32	(14)	54	(25)
(Gain) loss on contribution receivable	110	(48)	184	(37)
Other (gains) losses	73	(49)	29	(67)

(Gain) loss	$—	$(76)	$1	$(60)

HUSKY ENERGY INC. – 2009 THIRD QUARTER RESULTS	12

Notes to the Consolidated Financial Statements

Nine months ended September 30, 2009 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Note 8	Other Long-term Liabilities

Asset Retirement Obligations

Changes to asset retirement obligations were as follows:

	Nine months ended Sept. 30
	2009	2008
Asset retirement obligations at beginning of year	$711	$662
Liabilities incurred/acquired	9	41
Liabilities disposed	(2)	(2)
Liabilities settled	(24)	(37)
Accretion	37	40

Asset retirement obligations at September 30	$731	$704

At September 30, 2009, the estimated total undiscounted inflation-adjusted amount required to settle outstanding asset retirement obligations was $5.5 billion. These obligations will be settled based on the useful lives of the underlying assets, which currently extend an average of 30 years into the future. This amount has been discounted using credit-adjusted risk free rates ranging from 6.2% to 9.6%.

Note 9	Commitments and Contingencies

The Company has no material litigation other than various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favour, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings related to these and other matters or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position, results of operations or liquidity.

Details of the Company’s commitments are disclosed in Note 18 of the consolidated financial statements in the Company’s annual report for the year ended December 31, 2008. At September 30, 2009, the Company had additional contractual obligations and commercial commitments totalling approximately $2,758 million comprised of U.S. bond issues, purchase obligations related to East Coast development and office leases. The U.S. bonds require payments amounting to $53 million in the fourth quarter of 2009; $212 million in the period 2010—2011; $212 million in the period 2012—2013 and $1,981 million thereafter. The purchase commitments amount to $65 million in the fourth quarter of 2009; $150 million in the period 2010—2011 and $24 million in 2012. Office lease payments amount to $1 million in the fourth quarter of 2009; $9 million in the period 2010—2011; $19 million in the period 2012—2013 and $32 million thereafter.

HUSKY ENERGY INC. – 2009 THIRD QUARTER RESULTS	13

Notes to the Consolidated Financial Statements

Nine months ended September 30, 2009 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Note 10	Share Capital

The Company’s authorized share capital consists of an unlimited number of no par value common and preferred shares.

Common Shares

Changes to issued common shares were as follows:

	Nine months ended September 30
	2009		2008
	Number of Shares	Amount	Number of Shares	Amount
Balance at beginning of year	849,354,810	$3,568	848,960,310	$3,551
Options exercised	506,125	17	368,250	16

Balance at September 30	849,860,935	$3,585	849,328,560	$3,567

Stock Options

In accordance with the Company’s stock option plan, common share options may be granted to officers and certain other employees. The stock option plan is a tandem plan that provides the stock option holder with the right to exercise the option or surrender the option for a cash payment. The exercise price of the option is equal to the weighted average trading price of the Company’s common shares during the five trading days prior to the date of the award. When the option is surrendered for cash, the cash payment is the difference between the weighted average trading price of the Company’s common shares on the trading day prior to the surrender date and the exercise price of the option.

All stock options awarded have a maximum term of five years. Normal options granted vest over three years on the basis of one-third per year. Performance options granted may vest in up to one-third increments if the Company’s annual total shareholder return (stock price appreciation and cumulative dividends on a reinvested basis) falls within certain percentile ranks relative to its industry peer group. The ultimate number of performance options that vest will depend upon the Company’s performance measured over three calendar years. If the Company’s performance is below the specified level compared with its industry peer group, the performance options awarded will be forfeited. If the Company’s performance is at or above the specified level compared with its industry peer group, the number of performance options exercisable shall be determined by the Company’s relative ranking.

HUSKY ENERGY INC. – 2009 THIRD QUARTER RESULTS	14

Notes to the Consolidated Financial Statements

Nine months ended September 30, 2009 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

The following tables cover all stock options granted by the Company for the periods shown.

	Nine months ended September 30
	2009		2008
	Number of Options (thousands)	Weighted Average Exercise Prices	Number of Options (thousands)	Weighted Average Exercise Prices
Outstanding, beginning of year	30,827	$40.10	30,131	$37.18
Granted	1,187	$30.32	6,140	$43.57
Exercised for common shares	(506)	$12.57	(368)	$13.68
Surrendered for cash	(744)	$13.06	(3,892)	$23.13
Forfeited	(1,950)	$41.60	(2,000)	$41.51

Outstanding at September 30	28,814	$40.77	30,011	$40.31

Options exercisable at September 30	14,309	$41.40	7,079	$35.05

	September 30, 2009
	Outstanding Options			Options Exercisable
Range of Exercise Price	Number of Options (thousands)	Weighted Average Exercise Prices	Weighted Average Contractual Life (years)	Number of Options (thousands)	Weighted Average Exercise Prices
$15.62 - $19.99	24	$15.77	—	24	$15.77
$20.00 - $29.99	990	$29.25	4	140	$25.86
$30.00 - $34.99	2,044	$31.57	4	304	$33.64
$35.00 - $39.99	1,034	$38.62	3	615	$37.91
$40.00 - $42.99	20,973	$41.59	3	11,964	$41.63
$43.00 - $45.02	3,749	$45.02	4	1,262	$45.02

	28,814	$40.77	3	14,309	$41.40

Note 11	Employee Future Benefits

Total benefit costs recognized were as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
	2009	2008	2009	2008
Employer current service cost	$8	$8	$24	$24
Interest cost	3	4	10	10
Expected return on plan assets	(2)	(3)	(6)	(9)
Amortization of net actuarial losses	1	1	3	3

	$10	$10	$31	$28

HUSKY ENERGY INC. – 2009 THIRD QUARTER RESULTS	15

Notes to the Consolidated Financial Statements

Nine months ended September 30, 2009 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Note 12	Related Party Transactions

On May 11, 2009, the Company offered 5 and 10 year senior notes of U.S. $251 million and U.S. $107 million respectively to management, shareholders and directors. Subsequent to this offering, U.S. $3 million of the 5 year senior notes and U.S. $75 million of the 10 year senior notes issued to related parties were sold to third parties. These notes were offered through an existing base shelf prospectus, which was filed in February 2009. The coupon rates offered were 5.90% and 7.25% for the 5 and 10 year tranches respectively. These transactions were measured at the exchange amount, which was equivalent to the fair market value at the date of the transaction and have been carried out on the same terms as would apply with unrelated parties. At September 30, 2009, the senior notes were included in long-term debt on the Company’s balance sheet.

Note 13	Financial Instruments and Risk Management

Details of the Company’s significant accounting policies and risk management for the recognition and measurement of financial instruments and the basis for which income and expense are recognized are disclosed in Note 3 and Note 22 of the Company’s 2008 consolidated financial statements.

Fair Value of Financial Instruments

The Company’s financial instruments as at September 30, 2009 included cash and cash equivalents, accounts receivable, contribution receivable, accounts payable and accrued liabilities, contribution payable, long-term debt, the derivative portion of cash flow hedges, fair value hedges and freestanding derivatives.

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximates their fair value due to the short-term maturity of these items.

At September 30, 2009, the carrying value of the contribution receivable and contribution payable was $1.3 billion and $1.5 billion respectively. The fair value of these financial instruments is not readily determinable due to uncertainties regarding timing of the cash flows.

The estimation of the fair value of commodity derivatives incorporates forward prices and adjustments for quality or location. The estimation of the fair value of interest rate and foreign currency derivatives incorporates forward market prices, which are compared to quotes received from financial institutions to ensure reasonability.

Commodity Price Risk Management

Natural Gas Contracts

At September 30, 2009, the Company had the following third party offsetting physical purchase and sale natural gas contracts, which meet the definition of a derivative instrument:

	Volumes (mmcf)	Fair Value
Physical purchase contracts	18,634	$(2)
Physical sale contracts	(18,634)	$3

These contracts have been recorded at their fair value in accounts receivable and accrued liabilities and the resulting unrealized gain or loss has been recorded in other expenses in the Consolidated Statements of Earnings and Comprehensive Income.

HUSKY ENERGY INC. – 2009 THIRD QUARTER RESULTS	16

Notes to the Consolidated Financial Statements

Nine months ended September 30, 2009 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Natural Gas Storage Contracts

At September 30, 2009, the Company had the following third party physical purchase and sale natural gas contracts, which meet the definition of a derivative instrument:

	Volumes (mmcf)	Fair Value
Physical purchase contracts	5,049	$(24)
Physical sale contracts	(33,559)	$175

These contracts have been recorded at their fair value in accounts receivable and accrued liabilities and the resulting unrealized loss of $23 million has been recorded in other expenses in the Consolidated Statements of Earnings and Comprehensive Income. The natural gas inventory held in storage is recorded at fair value. At September 30, 2009, the fair value of the inventory was $153 million, resulting in a $51 million unrealized gain recorded in other expenses in the Consolidated Statements of Earnings and Comprehensive Income.

Oil Contracts

On July 1, 2009, the Company designated certain crude oil purchase and sale contracts as fair value hedges against the changes in the fair value of the inventory held in storage. The assessment of effectiveness for the fair value hedges excludes changes between current market prices and market prices on the settlement date in the future.

At September 30, 2009, the Company had the following third party crude oil purchase and sale contracts which have been recorded as a fair value hedge:

	Volumes (bbls)	Fair Value
Physical purchase contracts	1,143,937	$(76)
Physical sale contracts	(650,831)	$44

These contracts have been recorded at their fair value in accounts receivable and accrued liabilities and the resulting unrealized gain of $5 million has been recorded in earnings in the Consolidated Statements of Earnings and Comprehensive Income. The crude oil inventory held in storage is recorded at fair value. At September 30, 2009, the fair value of the inventory was $33 million, resulting in a $1 million unrealized gain recorded in earnings in the Consolidated Statements of Earnings and Comprehensive Income.

Prior to July 1, 2009, the Company had entered into contracts for future crude oil purchases, whereby there is a requirement to pay the market difference of the inventory price paid at delivery and the current market price at the settlement date in the future. These contracts have been recorded at fair value in accounts receivable and accrued liabilities and the resulting loss of $30 million has been recorded in other expenses in the Consolidated Statements of Earnings and Comprehensive Income.

Interest Rate Risk Management

At September 30, 2009, the Company had entered into a fair value hedge using interest rate swap arrangements whereby the fixed interest rate coupon on the long-term debt was swapped to floating rates with the following terms:

Notional Amount	Swap Maturity	Swap Rate (percent)	Fair Value
U.S. $100	November 15, 2016	LIBOR + 420 bps	$1

This contract has been recorded at fair value in other assets. During the first nine months ended September 30, 2009, the Company recognized a loss of less than $1 million on the interest rate swap arrangements recorded in interest income in the Consolidated Statement of Earnings and Comprehensive Income.

HUSKY ENERGY INC. – 2009 THIRD QUARTER RESULTS	17

Notes to the Consolidated Financial Statements

Nine months ended September 30, 2009 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

The Company had a freestanding derivative that required the payment of amounts based on a floating interest rate of CDOR + 175 bps in exchange for receipt of payments based on a fixed interest rate of 6.95% on $200 million of long-term debt effective February 8, 2002 that expired on July 14, 2009. In 2008, the interest rate swap was discontinued as a fair value hedge as the underlying debt was redeemed. During the nine months ended September 30, 2009, the Company recognized a loss of less than $1 million (2008—$4 million gain recorded in interest income, $1 million loss recorded in other expenses) on the interest swap arrangements recorded in other expenses in the Consolidated Statement of Earnings and Comprehensive Income.

Foreign Currency Risk Management

The Company manages its exposure to foreign exchange fluctuations by balancing the U.S. dollar denominated cash flows with U.S. dollar denominated borrowings and other financial instruments. Husky utilizes spot and forward sales to convert cash flows to or from U.S. or Canadian currency. At September 30, 2009, the Company had a cash flow hedge using the following cross currency debt swaps:

Debt	Swap Amount	Canadian Equivalent	Swap Maturity	Interest Rate (percent)	Fair Value
6.25% notes	U.S. $150	$211	June 15, 2012	7.41	$(64)
6.25% notes	U.S. $ 75	$89	June 15, 2012	5.65	$(9)
6.25% notes	U.S. $ 50	$59	June 15, 2012	5.67	$(5)
6.25% notes	U.S. $ 75	$88	June 15, 2012	5.61	$(6)

These contracts have been recorded at fair value in other long-term liabilities. The portion of the fair value of the derivative related to foreign exchange has been recorded in earnings to offset the foreign exchange on the translation of the underlying debt and the remaining gain has been included in other comprehensive income.

The Company enters into short-dated foreign exchange contracts to fix the exchange rate for conversion of U.S. dollars to Canadian dollars. During the first nine months of 2009, the impact of these contracts was a gain of $13 million (2008—loss of $7 million) recorded in foreign exchange expense.

During the first quarter of 2009, the Company settled its two remaining forward purchases of U.S. dollars realizing a loss of $9 million recorded in other expenses in the Consolidated Statements of Earnings and Comprehensive Income.

Effective July 1, 2007, the Company’s U.S. $1.5 billion of debt financing related to the Lima acquisition was designated as a hedge of the Company’s net investment in the U.S. refining and marketing operations, which are considered self-sustaining. During 2008, the Company repaid U.S. $750 million of bridge financing and repurchased U.S. $63 million of bonds that were classified as a net investment hedge. As a result, the Company’s net investment hedge is limited to the remaining U.S. $687 million. For the nine months ended September 30, 2009, the unrealized foreign exchange gain of $89 million (2008—$66 million loss), net of tax expense of $16 million (2008—$12 million recovery), arising from the translation of the debt is recorded in other comprehensive income.

Held-for-Trading Financial Liabilities

The Company’s cross currency swaps have been designated as a cash flow hedge and the derivative component of the hedge meets the definition of a held-for-trading financial liability. The cross currency swaps counterparties’ credit profiles have not materially changed over the past year or since inception. As a result, the amount of change during the period and cumulatively in the fair value of the cross currency swaps has not been materially impacted by changes resulting from credit risk. At maturity, the Company is contractually obligated under the cross currency swaps to pay $447 million and receive U.S. $350 million.

Sale of Accounts Receivable

Husky has chosen not to renew the securitization agreement which expired on March 31, 2009.

HUSKY ENERGY INC. – 2009 THIRD QUARTER RESULTS	18